                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 1)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                BBN CORPORATION
                           (NAME OF SUBJECT COMPANY)
                         GTE MASSACHUSETTS INCORPORATED
                                GTE CORPORATION
                                   (BIDDERS)
                         COMMON STOCK, $1.00 PAR VALUE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)
                                   055283105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                             WILLIAM P. BARR, ESQ.
                                GTE CORPORATION
                               ONE STAMFORD FORUM
                          STAMFORD, CONNECTICUT 06904
                                 (203) 965-2000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                    COPY TO:
                             JEFFREY J. ROSEN, ESQ.
                             O'MELVENY & MYERS LLP
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                  212-326-2000
                                  JUNE 3, 1997
                         (DATE OF EVENT WHICH REQUIRES
                       FILING STATEMENT ON SCHEDULE 13D)
                           CALCULATION OF FILING FEE
                      TRANSACTION VALUATION*  $615,672,813
                         AMOUNT OF FILING FEE  $123,135
 * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 21,230,097 shares of common stock, $1.00 par value, of BBN Corporation (the "Company") (including the associated common stock purchase rights) (collectively, the "Shares") at a price per Share of $29.00 in cash (the "Offer Price"). Such number of shares represents all the Shares outstanding as of May 5, 1997. Such number does not include any Shares issuable pursuant to the Company's employee stock purchase plan, upon exercise of employee stock options or upon conversion of any of the Company's 6% Convertible Subordinated Notes due 2012.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $123,135    Schedule No.:  Schedule 14D-1/Schedule 13D
Filing Party:  GTE Massachusetts Incorporated  Date Filed:  May 12, 1997
               GTE Corporation
                         (Continued on following pages)
                    (Exhibit Index is located on Page II-3)

                                  TENDER OFFER

    This Amendment No. 1 to Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 to Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D originally filed on May 12, 1997 (the "Schedule 14D-1") by GTE Massachusetts Incorporated, a Massachusetts corporation ("Purchaser"), and GTE Corporation, a New York corporation ("Parent"), relating to the tender offer by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (including the associated common stock purchase rights) (collectively, the "Shares"), of BBN Corporation, a Massachusetts corporation (the "Company"), at $29.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 1997 and in the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1. Parent and Purchaser hereby amend and supplement the Schedule 14D-1/13D as follows:

ITEM 10.   ADDITIONAL INFORMATION

    Item 10(f) is hereby amended and supplemented by incorporating by reference therein the press release issued jointly by Parent and the Company on June 3, 1997, a copy of which is filed as Exhibit (a)(10) to the Schedule 14D-1.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

 (a)(10) Text of Press Release, dated June 3, 1997.

                                   SIGNATURES

    After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   June 4, 1997

                                   GTE Corporation

                                   By:   /s/ Marianne Drost
                                      -----------------------
                                     Name:   Marianne Drost
                                     Title:  Secretary

                                   GTE Massachusetts Incorporated

                                   By:   /s/ James A. Attwood
                                      -------------------------
                                     Name:   James A. Attwood
                                     Title:  Vice President and Treasurer

                                 EXHIBIT INDEX

EXHIBIT                  DESCRIPTION
-------                  -----------
(a)(10)    Text of Press Release, dated June 3, 1997

====================================================